SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # 00.108.786/0001-65
Corporate Registry ID (NIRE) # 35.300.177.240
Rua Verbo Divino, 1,356 – 1º andar, São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly-held company, headquartered in the City and State of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, under Corporate Taxpayers ID (CNPJ/MF) 00.108.786/0001 -65, pursuant to Instruction # 358/02 issued by CVM, publicly announces the following relevant notice:

NET and Empresa Brasileira de Telecomunicações S.A. - Embratel (“Embratel”) entered, at this date, into a telecommunication service agreement that enables Embratel to render telecommunication services through NET’s cable network. This agreement is important to strengthen and consolidate the Company’s broadband platform, which will be able to offer telecommunication services to its subscribers, through this partnership with Embratel.

The referred agreement is in line with the Company’s business strategy, already presented to the market, of offering triple play (video, broadband and voice) through its cable network without losing the focus on video and broadband. Under this strategy, NET entered into a long term agreement with a telephone company, which will be responsible for voice over IP service’s delivery and necessary investments. Hence, NET will minimize implementation and delivery risks in a new market and, at the same time, increasing the utilization and profitability of the existing infrastructure. Also, with triple play, the Company increases subscriber’s loyalty, since clients now have an integrated service solution trough one only infrastructure.

The amount that NET will receive from Embratel, covers the capex in infrastructure made by the Company and is compatible with the price of similar services practiced in other markets. In addition to that, Embratel will handle any other operating costs necessary for the rendering of this service.

On this date, NET also signed the Optical Fiber Lease Agreement, which consists in the lease of NET’s dark fiber (unused optical fiber) to Embratel, generating additional revenue for the Company, adequate to the market’s reality.

The agreements announced herein, which are material facts, were approved by the Company’s Board of Directors.

São Paulo, November 22, 2005.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.